1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 20, 2011	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 1ST MEETING OF THE

FIFTH SESSION OF THE BOARD

This announcement is to disclose the resolutions passed at the 1st meeting of the fifth session of the Board of the Company held on 20 May 2011.

This announcement is made pursuant to the disclosure requirements under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 1st meeting of the fifth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 16 May 2011 by way of written notices or e-mails. The meeting was held on 20 May 2011 at the headquarter of the Company in Zoucheng City of Shandong Province. Eleven directors were notified of the meeting and all of them were present, complying with the PRC Company Law, the relevant laws and regulations and the requirements of the articles of association of the Company.

The eleven directors present at the meeting unanimously agreed and passed the resolutions set out below:

1.	To approve the resolution on the election of the chairman of the Board

Mr. Li Weimin was elected as the chairman of the fifth session of the Board.

2.	To approve the resolution on the election of vice chairman of the Board

Mr. Wang Xin was elected as the vice chairman of the fifth session of the Board.

3.	To approve the resolution on appointment of general manager of the Company

As nominated by Mr. Li Weimin, the chairman of the Board, Mr. Zhang Yingmin was appointed as the general manager of the Company.

The independent directors of the Company have expressed their consents.

4.	To approve the resolution on the respective appointments of deputy general managers and senior management of the Company

As nominated by Mr. Zhang Yingmin, the general manager, Mr. Jin Tai, Mr. Heye, Mr. Lai Cunliang, Mr. Tian Fengze, Mr. Zhang Baocai and Mr. Shi Chengzhong were appointed as deputy general managers, Mr. Wu Yuxiang was appointed as chief financial officer, and Mr. Ni Xinghua was appointed as chief engineer.

The independent directors of the Company have expressed their consents.

5.	To approve the resolution on the appointment of the secretary of the Board

As nominated by Mr. Li Weimin, the chairman of the Board, Mr. Zhang Baocai was appointed as the secretary of the Board.

The independent directors of the Company have expressed their consents.

6.	To approve the resolution on the respective appointments of the authorized representatives of the Company

Mr. Wu Yuxiang and Mr. Zhang Baocai were appointed as the authorized representatives of the Company and as the contact persons with The Stock Exchange of Hong Kong Limited on behalf of the Company.

7.	To approve the resolution on the establishment of the audit committee of the fifth session of the Board

The audit committee of the fifth session of the Board was established and Mr. Cheng Faguang, Mr. Wang Xianzheng, Mr. Wang Xiaojun, Mr. Xue Youzhi and Mr. Dong Yunqing were appointed as members of the audit committee. Mr. Cheng Faguang was appointed as the chairman of the audit committee.

The audit department of the Company is the working department of the audit committee.

8.	To approve the resolution on establishment of the remuneration committee of the fifth session of the Board

The remuneration committee of the fifth session of the Board was established and Mr. Xue Youzhi, Mr. Wang Xiaojun and Mr. Dong Yunqing were appointed as members of the remuneration committee. Mr. Xue Youzhi was appointed as the chairman of the remuneration committee.

The human resources department of the Company is the working department of the remuneration committee.

9.	To approve the resolution on establishment of the nomination committee of the fifth session of the Board

The nomination committee of the fifth session of the Board was established and Mr. Wang Xiaojun, Mr. Li Weimin and Mr. Cheng Faguang were appointed as members of the nomination committee. Mr. Wang Xiaojun was appointed as the chairman of the nomination committee.

The human resources department of the Company is the working department of the nomination committee.

10.	To approve the resolution on establishment of the strategy and development committee of the fifth session of the Board

The strategy and development committee of the fifth session of the Board was established and Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Baocai and Mr. Xue Youzhi were appointed as members of the strategy and development committee. Mr. Li Weimin was appointed as the chairman of the strategy and development committee.

The planning and development department of the Company is the working department of the strategy and development committee.

11.	To approve the Working Rules for the Secretary to the Board of the Company

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

20 May 2011

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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